ENTOURAGE MINING LTD.

Management Discussion and Analysis
Quarterly Report – June 30, 2004

This Management Discussion and Analysis of Entourage Mining Ltd. (the "Company") provides analysis of the Company's financial results for the three-month period ended June 30, 2004. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes to the unaudited interim consolidated financial statements.

1.1	Date of Report	August 30, 2004

1.2	Overall Perfomance

Nature of Business and Overall Performance

The Company's shares were publicly traded for the first time on February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF. The Company is a reporting issuer in both the United States and in British Columbia.

Entourage Mining Ltd. ("Entourage", the "Company" or "We") was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We have one subsidiary company, Entourage USA Inc., domiciled in Reno, Nevada. This subsidiary is used to acquire additional exploration properties in the United States of America.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have entered into an option agreement to acquire a 60% interest in the Finlayson Properties consisting of 2,610 un-surveyed quartz claims and intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the property, and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

Mineral Properties: Background and Agreements

(a) Finlayson Properties

In March 2003, we entered into an agreement with the YK Group to acquire YK Group's interest in an option agreement dated November 13, 2002, entered into between the YK Group and Expatriate Resources Ltd. Upon the payment of $60,000 and delivery of 6,000,000 common restricted shares of our common stock, the YK Group assigned its interest to us in the November 13, 2002 option agreement. On April 26, 2003, our shareholders approved the agreement and as of May 17, 2003 we became obligated to perform the YK Group's obligations under the terms of the November 13, 2002 option agreement.

By assuming YK Group's obligations under the option agreement and subject to the performance of the terms and conditions of the option agreement, we may acquire a 60% interest in and to the Finlayson Properties. The Finlayson Properties contain two thousand six hundred twenty-six (2610) un-surveyed mining claims in the Watson Lake Mining District and the Whitehorse Mining District, in the Yukon Territory.

Under the terms of the option agreement between the YK Group and Expatriate Resources, we are obligated to pay to Expatriate, CDN$90,000 in cash and the expend CDN$500,000 on the properties. Payment of the cash is as follows:

On November 13, 2002 (Paid)	$10,000
On or before November 1, 2003 (Paid)	$10,000
On or before November 1, 2004	$10,000
On or before November 1, 2005	$15,000
On or before November 1, 2006	$15,000
On or before November 1, 2007	$30,000

Aggregate expenditure on the properties is as follows:

On or before November 1, 2003 (Completed)	$100,000
On or before November 1, 2004 (Completed)	$150,000
On or before November 1, 2005 (Completed)	$200,000
On or before November 1, 2006 (Completed)	$250,000
On or before November 1, 2007	$500,000

Upon payment of the foregoing, we will be assigned a 60% interest in and to the Finlayson properties. If the payments or expenditures do not occur at the precise time set forth therein, the agreement will be terminated.

In 2003, we retained the services of Aurora Geosciences Ltd. to analyze proprietary data gathered from the claims and acquired from Expatriate Resources, as well as analyze other public domain data from the area. We are presently in the exploration stage and we cannot guarantee that a commercially viable mineral deposit or reserve exists on the properties until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. On March 21, 2003, Aurora Geosciences Ltd. prepared a National Policy 43-101, "technical report" on the Finlayson Lake properties. The Company's 2003 and 2004 exploration programs are based on recommendations of the "technical report".

Aurora Geosciences Ltd. has been engaged in mining exploration for the past 19 years. Michael A. Power is a registered professional engineer and geoscientist in the Province of British Columbia and a professional geophysicist with the Northwest Territories Association of Professional Engineers. Mr. Power holds a Bachelor of Science degree with honors in geology and a Masters of Science degree from the University of Alberta. Scott Casselman is a member of the Association of Professional Engineers and geoscientists of British Columbia. Mr. Casselman holds a Bachelor of Science degree in geology from Carleton University in Ottawa. Messrs. Powers and Casselman are National Policy 43-101 "qualified persons". A qualified person is an engineer or geoscientist with at least 5 years experience, who has experience relevant to the mineral project and to the technical report, and who belongs to a "professional association" as defined in the National Instrument. The Association of Professional Engineers and Geoscientists of British Columbia qualifies as a "professional association" under the National Instrument.

Aurora Geosciences Ltd. was paid $5,283.80 to review and make recommendations on the Finlayson Properties regarding emerald potential and for further exploration work. Our claims comprise a total of 135,000 acres or 54,600 hectares. In order to retain the claims past the expiry date, the claimholder must either pay $100 on or before the expiry date or perform work thereon.

Property Location and Access

The properties are located in a northwesterly trending belt approximately 220 km in length by 35 km in width centered at latitude 61 degrees 31 minutes North, longitude 131 degrees 08 minutes West in southeastern Yukon Territory. The Finlayson Properties are located in the northern Pelly Mountains of the Yukon Plateau. The project area is 260 km east-northeast of Whitehorse and 180 km northwest of Watson Lake by air. The community of Ross River is located at the northwest end of the area.

Access to the Finlayson Properties is via helicopter from the Finlayson Lake airstrip. The Robert Campbell Highway, an all weather, chip sealed or gravel road, transects the Finlayson Properties project area. A number of the claim groups listed, including the Assist, Box, Breakaway, Bug, Puck, Goal Net, Ice, League, Red Line, Replay and Skate, are within 20 kilometers of the Robert Campbell Highway. The highway connects with the Alaska Highway at Watson Lake, approximately 170 kilometers to the southeast, and the Klondike Highway at Carmacks, approximately 320 kilometers to the northwest. The town of Ross River is located 120 kilometers to the northwest and, 34 kilometers further to the northwest is the town of Faro. The center of the properties holdings is about 230 air kilometers northeast of Whitehorse. An all-weather privately owned access road extends from the Robert Campbell Highway to the Kudz Ze Kayah Deposit in the center of the southern half of the project area. Private gravel airstrips are located immediately south of Wolverine Lake and near the Kudz Ze Kayah Deposit. There are several lakes in the area that are large enough to accommodate float planes up to a DHC-6 (Twin Otter). Helicopter charter services are available in Ross River and Watson Lake. Fixed wing charter is available from Watson Lake and Whitehorse.

The area is covered by glacial - fluvial deposits at elevations below 1,700 meters and contains rocky outcropping and talus at higher elevations. Outcropping is sparse except along ridge crests, in north-facing cirques, and along actively eroding creek cuts. The League, Red Line and Puck claims are on the northern flank of the Pelly Mountains in undulating terrain at elevations ranging from 1,100 to 1,700 meters. The Goal Net claim is located in the Pelly Mountains proper with elevations ranging from 1,500 to 2,350 meters. The League, Red Line and Puck claims drain to the north via the Big Campbell, Wolverine and several smaller, unnamed creeks. The Goal Net Property is at the height of land and drains south via the North River and northeast via Money Creek. North Lakes at an elevation of 1,500 meters and Wolverine Lake at an elevation of 1,150 meters are the only significant bodies of water in the area.

The tree line occurs at approximately 1,400 meters throughout the area and tree cover below this elevation consists of sparse black spruce, willow and alder. Tree cover is locally thick near Wolverine Lake and at lower elevations along the creeks. At higher elevations, alders and dwarf willow give way to grass on south-facing slopes. Discontinuous permafrost occurs throughout the project area is extensive on north facing slopes.

In September 2003, we contracted the services of Amerlin Explorations Inc. and Carl Verley, P. Eng. and a member of the YK Group, to prospect the properties. The prospecting work was shortened by inclement weather and the program was completed after seventeen days. Several beryl anomalies were confirmed during the program and a follow-up program is planned. A Compliant 43-101 Technical Report is on file with the Securities and Exchange Commisiion inder the Company's Form 20-f filining dated June 06, 2003.

(b) Nevada Properties

In June 2004, we announced that we signed a definitive agreement with Goodsprings Development Corp., a Nevada based corporation, whereby we may earn a 100% interest in the GBW project in Esmeralda County, Nevada. The project comprises patented and unpatented mineral claims in the Walker Lane mineral belt.

The Walker Lane continues to be one of the focal points of mineral exploration in Nevada and has produced over 20 million ounces of gold. Gold and silver mineralization on the project is hosted in low-angle, structurally controlled zones and in widespread zones of jasperoid. There has been very limited previous exploration work, and Entourage plans an aggressive mapping and sampling campaign followed by an RC drilling program to test the targets.

The GBW project, upon signing of the definitive agreement, consisted of 10 un-patented and 2-patented mineral claims as referenced in the Company's SEC 6-k filing dated June 23, 2004. A further 20 un-patented mineral claims were staked on behalf of Entourage by Goodsprings Development Corp. as referenced in the Company's SEC 6-k filing dated July 6th, 2004. Furthermore, an additional 40 claims were staked on behalf of Entourage and referenced in the Company ‘s August 5th, 2004 SEC 6-k filing bringing Entourage's total land package on the Walker Lane Trend to 70 un-patented and 2 -patented mineral claims.

To date we have made project property payments, county filing charges, Nevada Bureau of Land Management (BLM) payments, sample assaying, staking costs and administrative costs totaling $24,214 USD. The following table illustrates Entourage's GBW financial obligations going forward:

Item	Cost	Payable To:	Due Date	Comments
Claim Maintenance Fees (@$125 per claim)	$9,000/ yr.	Bureau Of Land Management (Nevada)	July 1st each year	Price increased to $125 in 2004 from $100/claim
Property Payments to Goodsprings Development Corp.	$15,000 $15,000 $20,000 $25,000	Goodsprings Dev. Goodsprings Dev. Goodsprings Dev. Goodsprings Dev.	June 1st, 2004 (paid) June 1st, 2005 June 1st, 2006 June 1st, thereafter*
Payments to Apex Deep Mines	$4,000 $5,000 $7,500 $10,000	Apex Deep Mines** Apex Deep Mines Apex Deep Mines Apex Deep Mines	Sept 4th, 2004 Feb 10th, 2005 Feb 10th, 2006 Feb 10 thereafter*
Esmeralda County Filing Fee @ $6.00/per claim/yr.	$450/yr	Esmeralda County Register	July 1st each year

* The Purchase Price for the Property shall be Four Hundred Thousand Dollars ($400,000.00) . The Rental Payments paid by Lessee to Owner shall be credited against the Purchase Price.
** Apex Deep Mines is the titleholder to the properties and Goodsprings Development is the Lessee with Entourage being the Sub-Lessee of the claim blocks.

Nevada Property Agreement Summary

The sub-lease Agreement between Goodsprings Development Corp. (the "Lessee") and Entourage Mining Ltd. (the "Sub-Lessee"), wherein the Sub-Lessee assumes all of the responsibilities of the Lessee, continues from the original lease Agreement between Apex Deep Mines (the"Owner" or the "Lessor") and the Lessee wherein the Owner grants to Lessee the exclusive right to purchase the Property, subject to the Royalty ( 3% "Net Smelter") reserved by Owner and subject to Lessee's obligations under the conveyance executed and delivered by Owner on the closing of the Option. The Purchase Price for the Property shall be Four Hundred Thousand Dollars ($400,000.00) . The Rental Payments paid by Lessee to Owner shall be credited against the Purchase Price. Lessee shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option. On closing of the Option, Lessee shall pay the balance of the Purchase Price to Owner, in cash or by wire transfer to an account designated by Owner.

The Agreement shall extend to and include the un-patented mining claims described in the Agreement and in the exhibits that are part of the Agreement, and all other interests, mining claims and property rights made part of and subject to the Agreement. All un-patented mining claims located by Owner or Lessee which are partially or wholly in the Area of Interest shall be located in Owner's name and shall be part of and subject to the Agreement. "Area of Interest" means the geographic area within two (2) miles from the exterior boundaries of the Property.

To the extent required by law, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and for each following annual assessment work year commencing during the term of this Agreement, Lessee shall perform for the benefit of the Property, work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable Federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate. The Entourage-Goodsprings Sub-lease Agreement does not proscribe a measurable work commitment other than the annual assessment work described above. As well, the Company is required to make monetary payments only and no Company shares are to be paid as consideration for the Sub-Lease.

All payment required under the Entourage-Goodsprings Agreement have been paid and are current at this filing date. As noted in the table above, a rental payment of $4,000 is due in September 2004; furthermore, claim maintenance fees (approximately $5,000) and county filing fees (approximately $1,300) for the 40 claims staked in August 2004 will be payable in September 2004.

The agreement with Goodsprings Development Corp. is described more fully in the Company's report on Form 6-K dated June 29, 2004 and filed on the SEC's EDGAR website at www.sec.gov. There is not a compliant 43-101 report on the Black Warrior properties.

Competitive factors in the market for emeralds

The emerald mining industry is fragmented. We are a start up venture and compete with other exploration companies looking for emeralds. We are one of the smaller exploration companies in existence. While we compete with other exploration companies, there is no competition for the exploration or removal of minerals from our properties. Readily available emerald markets exist in Canada and around the world for the sale of emeralds. Therefore, we will be able to sell any emeralds that we are able to recover.

Unlike the Diamond Industry, there is no Central Selling Organization to control the marketing of emeralds. Emeralds are found in troubled areas in various locations worldwide. The finest stones come from Colombia, where they are mined from the calcite veining bituminous limestone at Muzo, Coscuez, and Somondoco; these deposits were discovered in the late 1500s. Recent discoveries in Yukon, Canada and North Carolina, United States have the potential to change the emerald marketing business.

Competitive factors in the market for other mineral resources

Most mineral resources, including those the Company is prospecting for on its properties other than the Finlayson Properties in the Yukon Territory, are essentially commodities markets in which we would expect to be a small producer with an insignificant impact upon world production. As a result, production, if any, would be readily sold and would likely to have no impact on world market prices.

Overall the recent up trend in the price of gold, for which the Company is prospecting in Nevada, has been of benefit to exploration mining companies.

Applicable Regulations

(a) Finlayson Properties:

Our mineral exploration program is subject to the Yukon Quartz Mining Act. This act sets forth rules for

*	locating claims
*	posting claims
*	working claims
*	reporting work performed

We must comply with these laws to operate our business. Compliance with these rules and regulations will not adversely affect our operations.

We have no experience in complying with these rules and regulations. One of directors, John Poloni, has had experience in dealing with similar rules and regulations in the provinces of British Columbia. As a result, we believe we will be able to comply with these rules and regulations. In the event that it becomes too difficult for us to comply with the regulations, we intend to hire professional engineers or and/or geologists to assist us with compliance.

(b) Nevada Properties:

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies, regulates mining activities in Nevada under regulations adopted in 1989. BMRR is composed of three distinct technical branches: regulation, closure, and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use.

Entourage has not begun exploration work on the Black Warrior properties at this date. The Company will comply with all federal, state and county regulations as they pertain to claim filing, permitting and reclamation of surface areas affected by mining and exploration activities.

Environmental law

(a) Finlayson Properties:

We are subject to the Quartz Mining Land Use Regulations in the Yukon. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

1.	Health and Safety
2.	Archaeological Sites
3.	Exploration Access

We are required to provide a safe working environment, not disrupt archaeological sites, and conduct our activities to prevent unnecessary damage to the properties.

We will secure all necessary permits for exploration and, if development is warranted on the properties, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the properties. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined at this time.

Under the Quartz Mining Use Regulations, varying classes of land use permits are issued depending upon the level of exploration activity. Permit applications are submitted to the Mining Recorder's office in the regional mining district. Review of the permit application takes up to thirty days. Fees for the permit applications can be as high as $500.00. We believe our continued activities for the 2004 season will fall into Class I for which there is no application fee. Beyond this, we will make application for the appropriate permit in advance of further exploration work. We do not foresee any obstacles to obtaining the permits.

We are in compliance with the Regulations and the Act and will continue to comply with the Regulations and the Act in the future. We believe that compliance with the Regulations and the Act will not adversely affect our business operations in the future.

Exploration stage companies have no need to discuss environmental matters, except as they relate to exploration activities. The only cost of compliance with environmental regulations in the Yukon Territory is returning the surface to its previous condition upon abandonment of the properties. We cannot speculate on those costs in light of our ongoing plans for exploration.

(b) Nevada Properties:

As mentioned, The Bureau of Mining Regulation and Reclamation (BMRR), has three technical branches; regulation, closure, and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use.

The Regulation Branch has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the quality of Nevada's water resources is not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

The Closure Branch also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The closure branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the state.

The Reclamation Branch regulates exploration and mining operations in Nevada on both private and public lands. The branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. Aggregate or sand pit operations are excluded from obtaining a reclamation permit. In addition to obtaining a reclamation permit, an operator must file a surety with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

Entourage Mining will comply with all regulations and procedures of the BMRR at all times during its exploration and mining activities.

Capital Expenditures and Exploration Programs

(a) Finlayson Properties 2004 Exploration Program

We are prospecting for emeralds. Our target is mineralized material. Our success depends upon finding mineralized material. Mineralized material is a mineralized body that has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals or gemstones to justify removal.

We are continuing the prospecting program that was initiated in September 2003 as we were able to raise sufficient capital. The program will include sampling and trenching of known beryl anomalies identified in the 2003 program and from historical data that was provided by Expatriate Resources. We commenced our activities by early July 2004 and we estimate the total cost of the program to be $500,000. We do not intend to hire additional employees at this time. Unaffiliated independent contractors that we will hire will conduct all of the work on the properties. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material.

Work on the Finlayson Lake properties has not begun in the quarter ending June 30, 2004.

We may not have enough money to complete the exploration of our properties. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loans. We must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals that are found can be economically extracted and profitably processed.

We do not intend to interest other companies in the properties if we find mineralized materials. We intend to try to develop the reserves ourselves. We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success. That is because we have a piece of raw land and we intend to look for mineralized material.

Prospecting methods will essentially be visual inspection of the ground where anomalous beryllium analysis in soils have been determined from previous soil sampling work by conducted on behalf of Expatriate Resources by Archer Cathro and Associates. The visual inspection process will rely on Entourage's prospecting team's expertise in recognizing beryl and the associated rock formations within which beryl may occur, such as quartz tourmaline veins. Beryl and thus emerald does not have any easily utilizable geophysical properties that can be adapted to the search for emerald. However the geochemistry of beryllium and associated elements can be effectively utilized to outline where there is a high probability for locating beryllium minerals, among which beryl and emerald could be present. Because beryllium soil anomalies having the same intensity as those found on ground where emeralds were originally discovered in the Finlayson Lake area, it is believed that there is a high probability for finding mineralized material in the anomalous areas on Entourage's optioned ground. The prospecting work will include further geochemical sampling of selected areas. In additional, rock sampling of beryl/emerald material located during the course of prospecting will be taken and representative samples of emerald will be sent out to qualified gemologists for evaluation.

To date, the Finlayson Lake 2004 field program was approximately 6 weeks in duration and consisted of trenching and excavator sampling of emerald showings located during the first phase. The object of this work was to collect large samples of emerald mineralization for gemological evaluation and to test the continuity of emerald-bearing zones. At the date of this report the Company is awaiting the results of the summer prospecting work completed to July 31, 2004. Final compilation of results and expenditures is incomplete at this time but will be completed by September 30, 2004. The Company has spent approximately $150,000 on exploration this season and collected over 200 samples. At this time these samples are in for assay and final results will be posted in the September report. Based upon the assay results and with weather permitting, the Company would like to send its prospecting team back to the property to initiate further prospecting on highly prospective areas of the property as indicated by the assays.

Nevada Properties 2004 Exploration Program

The Company has not completed any work on the Nevada properties at this time. Goodsprings Development Corp. has staked an additional 60 mineral claims in the area over the course of the summer 2004. Goodsprings has also developed an initial work program for the fall of 2004. The program entails a $250,000 USD sampling, mapping and exploration drilling expenditure. We may not have enough money to complete the exploration of these properties. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loans. We must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals that are found can be economically extracted and profitably processed.

1.3 Selected Annual Information

Fiscal Year	2003	2002	2001
	($)	($)	($)

Net Sales	Nil	Nil	Nil
Loss	319,515	59,428	58,749
Basic and diluted loss per share	0.04	0.01	0.03
Net loss	319,515	59,428	58,749
Basic and diluted loss per share	0.04	0.01	0.03
Total assets	106,702	Nil	3,986
Long term financial liabilities	Nil	Nil	Nil
Cash dividends declared	N/A	N/A	N/A

The Company's financial statements are expressed in Canadian dollars and have been prepared in accordance with United States generally accepted accounting principles.

The Company's financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly-owned subsidiary, Entourage USA Inc.

1.4 Results of Operations for the Six-Month Period Ended June 30, 2004

The Company's loss (as well as operating expenses) for the six months ended June 30, 2004 (‘interim 2004') totalled $316,810 or $0.02 per share compared to $92,454 or $0.01 per share for the six months ended June 30, 2003 (‘interim 2003'). This was mainly because during interim 2004, office and sundry expenses were $29,576 as compared to $2,861 during interim 2003. This increase in expenses was mainly because the Company was much more active during the interim 2004, as compared to totally being inactive during interim 2003. Also, during interim

2004 the consulting expenses were $30,681 (nil in interim 2003), professional fees were $47,436 ($29,593 in interim 2003, promotion and travel expenses were $33,486 (nil in interim 2003) and stock based compensation was $143,909 (nil in interim 2003). Once again, this increase in expenses was mainly because the Company was much more active during the interim 2004, as compared to totally being inactive during interim 2003. These increased expenses during the interim 2004 were partially offset by the reduced option payments and exploration costs which were $23,321 during interim 2004 as compared to $60,000 during interim 2003.

1.5 Summary of Quarterly Results

In Canadian dollars

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q3	Q2
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	279,137	37,719	36,279	190,782	67,707	24,747	18,928	13,500
Basic and diluted loss per share	0.02	0.01	0.01	0.02	0.01	0.01	0.01	0.01
Net loss	279,137	37,719	36,279	190,782	67,707	24,747	18,928	13,500
Basic and diluted net loss per share	0.02	0.01	0.01	0.02	0.01	0.01	0.01	0.01

The Company's financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6 Liquidity

During the six-month period ended June 30, 2004, the Company incurred a net loss of $316,810, after recording stock-based compensation of $143,909. As at June 30, 2004, the Company had a working capital deficiency (surplus) of $66,965.

As described in its exploration work programs above, the Company expects to expend $50,000 in the remainder of fiscal 2004 on exploration and development of its Finlayson Properties. This will bring the aggregate expenditures on the Yukon project to more than $300,000 of the $500,000 proposed expenditures. Weather conditions in the Yukon may not permit additional expenditures in the 2004 exploration season.

The Nevada property budget, prepared by Goodsprings Development Corp. calls for $327,190 ($248,000 USD) to be expended on the Black Warrior Property in the initial stage. As well, the Company requires approximately $15,000 per month to cover General and Administrative expenses. The Company may not have sufficient funds to complete these requirements. If it turns out that we have not raised enough money to complete our exploration program and to meet our General and Administrative requirements, we will try to raise additional funds from a public offering, a private placement or loans.

During the first quarter of 2004 the Company raised $219,450 through a private placement of 997,500 shares at a price of $0.22 per share. During the second quarter the Company raised $282,331 through a private placement of 698,000 shares at a price of US$0.30 per share. During the six months ended June 30, 2004, the Company also received $32,983 from the exercise of options to acquire 100,000 shares at US$0.25 per share.

1.7 Capital Resources

As of August 30, 2004 the Company does not have sufficient financial resources to complete its Nevada and Yukon requirements. To finance its planned exploration programs on the Finlayson Properties and the Nevada Properties, the Company will have to raise additional equity or debt financing.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our project and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof. We won't know that information until we advance the exploration of our properties. We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

a)	During the period ended June 30, 2004 the Company paid $11,600 (2003- Nil) in consulting fees to a director of the Company.

b)	Accounts payable to related parties at June 30, 2004, of $138,435 (Dec. 31, 2003 - $152,240) is owing to a former director and to a Company controlled by the same former director.

The fair value of the amounts due to related parties is not determinable, as they have no repayment terms. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10 Fourth Quarter

This section is not applicable during this quarter.

1.11 Proposed Transactions

The Company has been engaged in discussions with various parties in an attempt to secure an emerald property in Hiddenite, North Carolina. A non-binding Letter of Intent with a landholder in North Carolina was executed but lapsed unfulfilled in May 2004. The Company is continuing negotiations with other parties in the area but a definitive agreement has not been struck as of the date of this report.

1.12 Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company's existing policies.

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109 – "Accounting for Income Taxes" ("SFAS 109"). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123") – "Accounting for Stock Based Compensation", as amended by SFAS No. 148 – "Accounting for Stock Based Compensation – Transition and Disclosure – An Amendment of SFAS No. 123". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock based compensation. The Company continues to account for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25 – "Accounting for Stock Issued to Employees" and related interpretations.

Earnings (Loss) Per Share:

Basic earnings (loss) per common share is computed in accordance with SFAS No. 128 – "Earnings Per Share" by dividing income and losses by the weighted average number of common shares outstanding that year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration activities.

1.14 Financial Instruments and Other Risks

The Company's financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, bank loan and amounts due to related parties. The fair value of the Company's arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of debt and equity portions of convertible debentures are disclosed separately.

The fair value of amounts due to related parties are assumed to equal their stated value. Comparable arms-length risk profiles, terms and interest rates are not available for management to determine if any fair value adjustments are required.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under "Environmental Law" herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company's functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15 Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. Michael B Hart, Director
Mr. John Poloni, Director

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "could", "will", or "plan". Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company's financial condition and prospects, could differ materially from those currently anticipated in such statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Entourage Mining Ltd.

"Gregory F Kennedy"

Gregory F Kennedy

President and Director
August 30, 2004